Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750

March 11, 2011

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Emmis Communications Corporation
Form 10-K for the Year Ended February 28, 2010, as Amended, Filed May 7, 2010
File No. 0-23264

Dear Mr. Spirgel:

Pursuant to our telephone discussion with the Staff on March 9, 2011, we are submitting an organizational chart showing the parties to the Local Programming and Marketing Agreement, the Put and Call Agreement, the Security Agreement and the Pledge Agreement, all of which are dated April 3, 2009.

If you have any questions, please do not hesitate to call me at (317) 684-6549.

Sincerely,

/s/ Ryan A. Hornaday
Ryan A. Hornaday
Senior Vice President of Finance and Treasurer

EMMIS COMMUNICATIONS CORPORATION NASDAQ: EMMS Indicates excluded subsidiary under credit facility EMMIS OPERATING COMPANY Indicates subsidiary under credit facility EMMIS RADIO, LLC KMVN, LLC KMVN License, LLC Grupo Radio Centro S.A.B. de C.V. NYSE: RC (Guarantor under the Local Programming and Marketing Agreement and the Put and Call Agreement) Grupo Radio Centro LA, LLC 100% 100% 100% 100% Local Programming and Marketing Agreement Put and Call Agreement Security Agreement Pledge Agreement Obligations of KMVN, LLC and KMVN License, LLC under the Local Programming and Marketing Agreement and the Pledge Agreement are secured by the Security Agreement and Pledge Agreement. Obligations of Grupo Radio Centro LA, LLC are secured by a guarantee of Grupo Radio Centro S.A.B. de C.V.